Exhibit 10.1

April 24, 2020

[Name and Address]

Dear [●]:

CryoLife, Inc. (the “Company”) has analyzed the current impact of the coronavirus (“COVID-19”)  pandemic on the Company’s operations, including compensation arrangements with employees and directors.  The Company has determined that certain further cost-saving measures should be implemented, which will impact your compensation for at least the next six months of the 2020 calendar year.  This letter is intended to inform you of, and memorialize the terms of, the compensation changes that the Company will be making to your 2020 base salary.  Please countersign this letter below reflecting your understanding of these terms.

1.   Base Salary Reduction

Previously, effective March 29, 2020,  the Company deferred indefinitely, your base salary merit increase for 2020.  In addition to this merit increase deferment, effective April 27, 2020, the Company will reduce your 2020 base salary by twenty-five percent (25%), or by [●]  per bi-weekly pay period. This base salary reduction will last for a period of six months, ending on October 26, 2020. The period between April 27, 2020 and October 26, 2020 is referred to in this letter as the  “Salary Reduction Period.” Following the end of the Salary Reduction Period,  the Company currently expects that you will receive your original 2020 base salary, as modified by the previous merit increase deferment, for the remainder of the 2020 calendar year (unless the Company determines to extend the Salary Reduction Period and/or to reinstitute 2020 merit increases).   The twenty-five percent (25%) reduction to your 2020 base salary is referred to in this letter as the “Salary Reduction Amount.”

2.   Salary Reduction Payment

In the event that you remain continuously employed by the Company until the end of the Salary Reduction Period, you will be eligible to receive a cash payment on or around April 27, 2021 (the “Salary Reduction Payment”).  The amount of this Salary Reduction Payment will depend on the performance of the Company’s common stock as described below.

The Company will convert your Salary Reduction Amount into a number of shares of Company phantom stock by dividing your Salary Reduction Amount by the closing price of the Company’s common stock on April 27, 2020 (the “Phantom Stock”).  The Phantom Stock represents a notional investment in shares of the Company’s common stock and will track the value of the Company’s common stock until April 27, 2021.  On April 27, 2021, the Company will determine the value of your Salary Reduction Payment by multiplying the number of shares of Phantom Stock awarded to you pursuant to this letter agreement by the closing price of the Company’s common stock on April 27, 2021; provided, however, that such amount shall be adjusted if necessary to reflect the minimum and maximum amounts below:

Minimum Salary Reduction Payment:	Your Salary Reduction Amount
Maximum Salary Reduction Payment:	115% of your Salary Reduction Amount

Your resulting Salary Reduction Payment will be paid to you in a lump sum cash payment, subject to any required tax withholding amounts, on the first regular pay date that occurs following April 27, 2021 (the “Payment Date”).

3.   Termination of Employment

a.   Separation from Service Following the Salary Reduction Period.  In the event that you incur a “Separation from Service” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (“Section 409A”))  with the Company for any reason following the Salary Reduction Period (including your voluntary resignation) but prior to the Payment Date, you will remain eligible to receive the full value of your Salary Reduction Payment on the Payment Date.

b.   Separation Prior to the End of the Salary Reduction Period.  In the event that you incur a Separation from Service with the Company for any reason prior to the end of the Salary Reduction Period (including your voluntary resignation), you will remain eligible to receive a pro-rated portion of your Salary Reduction Payment on the Payment Date. Your pro-rated portion will be calculated by multiplying the full Salary Reduction Payment you would otherwise have received pursuant to Section 2 above by the fraction “x/y,” where “x” is the number of days you provided services to the Company during the Salary Reduction Period, and “y” is 183.

4.   Miscellaneous Provisions

a.   No Continued Employment or Service.  Nothing in this letter shall confer upon you the right to continued employment or service with the Company or affect in any way the right of the Company to terminate that employment or service relationship at any time and for any reason.

b.   Section 409A.  The Salary Reduction Payment and the terms of this letter are intended to comply with or be exempt from Section 409A and shall be interpreted accordingly.  Nevertheless, to the extent that the Company determines that the Salary Reduction Payment or any terms of this letter do not comply with Section 409A, the Company may amend this letter in a manner intended to comply with Section 409A or an exemption therefrom, or take any other action that it deems necessary or appropriate to make the payment compliant with or exempt from Section 409A. Notwithstanding the foregoing, the Company and its affiliates make no representations that the Salary Reduction Payment provided under this letter is exempt from or compliant with Section 409A and in no event shall the Company or any affiliate be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by you on account of non-compliance with Section 409A.  The Company acknowledges that any Salary Reduction Payment that may become payable to you pursuant to this letter is a result of a salary reduction program that was implemented unilaterally by the Company and not pursuant to your voluntary election.

c.   Withholding.  The Company may withhold from any amounts payable under this letter such federal, state, local, or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

d.   Governing Law. This letter shall be governed by and construed in accordance with the laws of the State of Georgia, without reference to principles of conflict of laws. Both you and the Company expressly consent to the exclusive venue of and personal jurisdiction within the state and federal courts located in Georgia for any lawsuit arising from or related to this letter.

The Company would like to thank you for your dedicated service during these difficult times.  If you have any questions about this letter or your potential Salary Reduction Payment, please contact Jean F. Holloway at Holloway.jean@cryolife.com.

Sincerely,

J. Patrick Mackin

Chairman, President, and Chief Executive Officer

_______________________________

By: [Name of Employee]